UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct NW
(No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kye Abraham (253) 851-7486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227 Sector-7	Rohini,	New Delhi, India	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Kye Abraham_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Abraham & Co., Inc._____ , as
of ___December 31_____ , 20 _20___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

___None_____



Signature

President

Title



Notary Public



This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

C O N T E N T S

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Abraham & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Abraham & Co., Inc. (the "Company") as of December 31, 2020 and the related consolidated statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "Consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, and the results of its consolidated operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.



AJSH & Co LLP

We have served as the Company's auditor since 2020.

New Delhi, India
March 30, 2021

ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Financial Condition

		December 31, 2020
<u>ASSETS</u>		
Current Assets		
Cash	$	60,780
Cash deposit with clearing organization		10,747
Commissions receivable		5,317
Prepaid expenses		770
Marketable securities at fair value		28
Investment in affiliate company at fair value		12,998
Total Current Assets		90,640
Equipment, trademark and software at cost, net of accumulated depreciation of $10,580		3,636
TOTAL ASSETS	$	94,276
<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>		
Current Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	24,635
Total Current Liabilities		24,635
Long-Term Liabilities		
Note payable		20,000
Total Liabilities		44,635
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares		12,800
Additional paid-in capital		243,413
Accumulated deficit		(206,572)
Total Stockholder's Equity		49,641
TOTAL LIABILITIES AND STOCKHOLDERS'S EQUITY	$	94,276

The accompanying notes are an integral part of these consolidated financial statements.

ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Operations

	For the Year Ended December 31, 2020
REVENUES	
Commissions	$ 157,094
Interest income	7
Administrative fees charged to related parties	16,500
Total Revenue	173,601
OPERATING EXPENSES	
General and administrative expense	48,387
Contract services	1,134
Compensation expense	102,566
Depreciation	1,473
Unrealized loss on marketable securities	40
Unrealized loss on marketable securities on investment in affiliate company	5,199
Total Operating Expenses	158,799
INCOME BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE	14,802
OTHER INCOME (EXPENSE)	
Gain on failed sale of subsidiary	19,250
Disaster recovery grant	2,000
Write-off of related party brokerage services receivable	(33,695)
Interest expense	(3,005)
Total Other Income (Expense)	(15,450)
LOSS BEFORE INCOME TAXES	(648)
INCOME TAX EXPENSE	-
NET LOSS	$ (648)
BASIC AND DILUTED INCOME PER SHARE	$ (0.05)
WEIGHTED AVERAGE SHARES OUTSTANDING	12,800

The accompanying notes are an integral part of these consolidated financial statements.

ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2019	12,800	$ 12,800	$ 243,413	$ (205,924)	$ 50,289
Net loss for year ended December 31, 2020	-	-	-	(648)	(648)
Balance at December 31, 2020	12,800	$ 12,800	$ 243,413	$ (206,572)	$ 49,641

The accompanying notes are an integral part of these consolidated financial statements.

ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Cash Flows

		For the Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(648)
Adjustments to reconcile net loss to net cash used by operating activities:		
Write-off of related party brokerage services receivable		33,695
Depreciation expense		1,473
Unrealized loss on investment in affiliate company		5,199
Unrealized loss on marketable securities		40
Changes in operating assets and liabilities:		
Increase in clearing deposit		(6)
Increase in commissions receivable		(3,736)
Decrease in prepaid expenses and other current assets		(770)
Decrease in due from affiliate and related party		(16,500)
Decrease in accounts payable and accrued expenses		(10,929)
Net Cash Provided by Operating Activities		7,818
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for equipment		(2,678)
Net Cash Used in Investing Activities		(2,678)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable		20,000
Net Cash Provided in Financing Activities		20,000
NET INCREASE IN CASH		25,140
CASH, BEGINNING OF YEAR		35,640
CASH, END OF YEAR	$	60,780
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID FOR:		
Interest	$	3,005
Income taxes	$	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The consolidated financial statements presented are those of Abraham & Co., Inc., a Washington corporation, and its wholly owned subsidiary Abraham Securities Corporation ("ASC"), a Washington corporation, (collectively, the "Company").

Abraham & Co., Inc. is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and with the State of Washington as a Registered Investment Advisor. The Company engages almost exclusively in fee-based investment advisory to the Company's retail clientele and to a much lesser degree, the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions (private placements) are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of private placement subscribers or securities of issuers, and does not hold client/customer funds or securities.

Revenue Recognition

The Company generates revenue mainly from commissions generated from advisory fees for client sales and purchases of various financial instruments, net of clearing fees, and are reflected in these financial statements on a trade date basis.

The Company records revenue in accordance with Financial Accounting Standards Board Accounting Series Update No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09"), to supersede nearly all existing revenue recognition guidance, requiring an entity to recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for that good or service. The guidance was effective for the Company January 1, 2020, when the Company adopted ASU 2014-09 using the cumulative effect approach, with no material impact on the Company's measurement or recognition of revenue.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

During the year ended December 31, 2020, the Company recorded an unrealized loss of $40 on its marketable securities and an unrealized loss of $5,199 on its investment in an affiliate company.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825)*,* requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, short-term receivables, marketable securities, accounts payable and accrued liabilities. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company's financial assets and liabilities measured at fair value on December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ 28	$ -	$ -	$ 28
Investment in affiliate company	$ 12,998	$ -	$ -	$ 12,998

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The provision (benefit) for income taxes for the year ended December 31, 2020 consists of the following:

Federal:
Current	$ -
Deferred	-
	$ -

The net deferred tax assets consists of the following components at December 31, 2020:

Net operating loss carryforward	$ 1,210
Depreciation	215
Valuation allowance	(1,425)
Net deferred tax asset	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 21% to pretax income from continuing operations for the year ended December 31, 2020 due to the following:

Book loss	(136)
Unrealized loss on marketable securities	324
Depreciation	215
Meals and entertainment	167
Utilization of net operating loss	(570)
Provision for federal income tax	$ -

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of between three and seven years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock was computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2020, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $33,685 which was $28,685 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a controlling interest in, and is president of, another corporation. During the year ended December 31, 2020, the Company earned $16,500 in administrative fees for services provided to this affiliated corporation. During December 2020, the Company deemed a receivable totaling $33,695 and $1,500 from the affiliated corporation as uncollectible of December 31, 2020 and recognized as bad debt.

During the year ended December 31, 2020, the Company paid its president $73,787 in salary and reimbursements and has accrued $17,000 in wages payable to its president at December 31, 2020.

NOTE 6 - NOTES PAYABLE

During April 2020, the Company received loan proceeds of $20,000 under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") and Paycheck Protection Program ("PPP"). The PPP, established as part of the CARES Act, provides for loans to qualifying businesses to be used for eligible purposes, including payroll, benefits, rent and utilities. The PPP loan is to be repaid over two years at an annual interest rate of 1%, with a deferral of payments for the first six months. The PPP loan is eligible for forgiveness if utilized in accordance with the above requirements, subject to limitations. The balance of the PPP loan is $20,000 as of December 31, 2020.

During June 2020, the Company received $2,000 as an Economic Injury Disaster Loan Advance ("EIDLA") under the CARES Act. The EIDLA proceeds must be utilized for working capital and normal operating expense and the Company intends to use the proceeds for purposes consistent with the CARES Act requirements. The EIDLA does not have to be repaid, as such, the Company recognized a gain on EIDLA of $2,000 during the year ended December 31, 2020.

NOTE 7 - FAILED SALE OF SUBSIDIARY

During February 2020, the Company entered into a Purchase Agreement ("PA") to sell ASC to a third party. The PA called for the payment of $115,000, including a $25,000 non-refundable deposit, with the remainder due upon closing of the SPA. However, as a result of a failed application to transfer ASC and its licenses to the new owner, the SPA was rescinded and the Company kept the $25,000 non-refundable security deposit. During the year ended December 31, 2019, the Company recognized a net gain on failed sale of subsidiary of $19,250, which includes the $25,000 non-refundable, less a $5,750 finder's fee.

NOTE 8 - RISK AND UNCERTAINTIES

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19) as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

NOTE 9 - SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through March 25, 2021 and has concluded that there are no further events requiring disclosure through the date these consolidated financial statements are issued.

ABRAHAM & CO., INC. AND SUBSIDIARY
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2019

ABRAHAM & CO., INC. AND SUBSIDIARY
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	49,641
Non-allowable assets:,		
Fixed assets net of accumulated depreciation		(3,636)
Prepaid assets		(770)
Unmarketable securities		(9,239)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1		(2,311)
Net Capital	$	33,685

ABRAHAM & CO., INC. AND SUBSIDIARY
Schedule II
Computations of Aggregate Indebtedness

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 44,635
Aggregate Indebtedness	$ 44,635
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,977
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 28,685
Ratio: Aggregate indebtedness to net capital	132.51
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Part II FOCUS report	$ 35,415
Depreciation expense adjustment	(1,730)
Net Capital Per Above	$ 33,685

ABRAHAM & CO., INC. AND SUBSIDIARY
Schedule III
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2019

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A. $2,500 Capital Category, As per rule 15c3-1 ____________

B. Special Account for the exclusive benefit of Customer's maintained ____________

C. All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm Hilltop Securities, Inc. _____X_____

D. Exempted by order of the Commission ____________

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Abraham & Co., Inc.

We have reviewed management's statements, included in the accompanying Abraham & Co., Inc. Exemption Report, in which (1) Abraham & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



AJSH & Co LLP

New Delhi, India
March 30, 2021